SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WINS SPANISH COURT VICTORY AGAINST SCREENSCRAPER ATRAPALO

Ryanair, the world's favourite airline, today (7th Sep) welcomed its victory in the Commercial Court of Barcelona (in a case brought by screenscraper website Atrapalo), which confirmed that Ryanair is entitled under the Spanish Constitution to exclusively distribute its low fares on www.ryanair.com.

The Spanish Court also ruled that Ryanair's comparative advertisements complied with Spanish law. These same ads were previously censored by another Spanish court, a decision which Ryanair appealed to the Constitutional Court of Spain.

The Court finally upheld Ryanair's right to defend its exclusive distribution policy by publicly addressing screenscrapers in terms such as: "illegal sellers", "parasites of the sector" and "dead wood". The Court ruled that Ryanair is not allowed to describe screenscrapers as "bastards".

This Spanish court victory is yet another milestone win for Ryanair after similar court wins against other screenscrapers in Germany, Ireland, the Netherlands and the UK.

Ryanair's Stephen McNamara said:

"This Spanish court victory is another milestone in Ryanair's fight against internet screenscrapers and resellers. Websites such as Atrapalo have for too long been getting away with unauthorised reselling of Ryanair's flights, with the addition of charges which consumers don't pay when they book directly with Ryanair.

Ryanair is pleased that the Spanish Court has recognised Ryanair's constitutional right to exclusively sell its low fares on www.ryanair.com. This policy is at the core of Ryanair's low-cost / low-fare business model and at the heart of our ongoing pro-consumer fight against the unauthorised use of Ryanair's website.

Genuine price comparison only websites, who wish to present Ryanair's low fares information to consumers, as opposed to reselling Ryanair flights with additional fees and charges, can enter into a licence agreement with Ryanair to provide price comparison only information. If Atrapalo is genuinely interested in providing an honest price comparison service, it is welcome to sign up to this licence which is subject to a charitable donation of €100."

ENDS.

For further information please contact:

Stephen McNamara - Ryanair              Joe Carmody - Edelman
Tel: 00 353 1 812 1212                        Tel: 00 353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 7 September 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary